FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated October 18, 2004

2.

Management Discussion and Analysis

3.

Quarterly Report August 31, 2004

4.

Confirmation of Mailing

5.

Bare Certificate CFO

6.

Bare Certificate CEO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: October 18, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

October 18, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated October 18, 2004

Management Discussion and Analysis

Quarterly Report August 31, 2004

Confirmation of Mailing

Bare Certificate CFO

Bare Certificate CEO

cc:

For:	AMS Homecare 1360 Cliveden Avenue Delta, British Colombia, Canada V3M 6K2

The Investor Relations Company serves as investor relations counsel to this company, is acting on the company’s behalf in issuing this news release and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

For further Information:

At The Company:		At The Investor Relations Company, Chicago:
Daryl Hixt, Corporate Communication		Karl Plath or Woody Wallace
604-273-5173 ext 121		847-296-4200
ir@amshomecare.com		kplath@ tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE REPORTS Q2 REVENUE INCREASES 27.9%, UP 46.6% YEAR-TO-DATE

  Sales Increase For Scooters, New Products
  Investments In Growth Initiatives Affect Net Income

VANCOUVER, British Columbia, October 18, 2004—AMS Homecare Inc. (OTCBB: AHCKF) today reported increased sales of its flagship scooters as well as new products contributed to a 27.9 percent increase in second -quarter revenue to $1,182,517 from $924,320 a year earlier. Net income was $9,916, or about break-even per share, compared with $95,859, or about $0.002 per share in the prior-year second quarter. For the six months ended August 31, 2004, sales increased 46.6 percent to $2,637,489 from $1,798,703. Net income for the six months was $282,433, or about $0.006 per diluted share, compared with $237,418 or about $0.005 per diluted share. (All dollar amounts have been converted to U.S. funds from Canadian funds, which is how the company’s receipts are primarily denominated, based on exchange rates during the periods reported.)

“Our expanded product line and enhanced marketing efforts were the primary reasons our sales increased again this quarter on a year-over-year basis,” said Harj Gill, chief executive officer. “A favorable product mix also enabled us to increase gross margin to about 38 percent of sales from about 35 percent for the quarter and 41 percent from 37 percent year-to-date.”

“However,” Gill added, “our investments in growing the company and expanding our product line, as well as the increased costs of being a public company, led to a decrease in net income for the quarter but our net income year-to-date increased nicely.”

Gill noted selling expenses increased by nearly $49,000 for the quarter and about $144,000 for the six months, primarily because of increased advertising and shipping costs and greater salary expense because of increased staffing. General and administrative costs also increased—by about $115,000 for the quarter and about $165,000 for the six months—primarily the result of investments in an improved computer system, costs associated with being a public company and new contracts for executive management.

“We are ramping up for further expansion of sales and product lines as well as our planned expansion into the U.S.,” Gill said. “We are continuing negotiations to establish a warehouse in the Northeast and are considering expanding into retail stores, probably starting in the Pacific Northwest, contingent on securing a financing package to help facilitate this geographic expansion.”

Currently the company’s business consists of mobility products and assistive living devices aimed primarily at the aging North American population. Products include scooters and power chairs, which accounted for about 85 percent of second-quarter sales. The balance of the quarter’s sales included cushions, disposables, daily living aids and the recently acquired IER monitoring services, which provides wireless devices and services for nursing calls and emergency alerts.

At August 31, 2004, AMS Homecare reported current assets of $1,693,166 and current liabilities of $825,264 for a current ratio of 2.1:1. Total assets were $1,796,295 and total liabilities were $1,316,966. Shareholders’ equity increased to $479,329 from $170,543 at February 29, 2004.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

	AMS Homecare Inc. Financial Highlights

	3 months ended August 31,		6 months ended August 31,
Operations	2004	2003	2004	2003
Sales	$1,182,517	$924,320	$2,637,489	$1,798,703
Gross Margin	451,085	324,707	1,076,140	669,507
Earnings before other
income and income taxes	31,705	68,751	311,967	214,138
Net Income	9,916	95,859	282,433	231,418

Weighted avg. common shares out.	46,583,674	46,197,750

Earnings per share - basic and diluted	$0.000	$0.002	$0.006	$0.005

	Aug. 31, 2004	Feb. 29, 2004
Balance Sheet
Current Assets	1,693,166	1,281,682
Total Assets	1,796,295	1,365,413
Current liabilities	825,264	740,396
Long-term debt	103,641	121,675
Due to shareholders	388,061	332,799
Total liabilities	1,316,966	1,194,870

Shareholders’ equity	479,329	170,543

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President, Chairperson & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

August 31, 2004

Report Date :

October 18, 2004

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  October 18, 2004

Director Full Name :

“Harj Gill”

Date Signed : October 18, 2004

Schedule “B”

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for six months ended August 31, 2004

a.

There were no deferred costs incurred during the six months ended August 31, 2004

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $2,092,052 consists of the landed cost of products sold during the six months ended August 31, 2004

2.

Related party transactions for six months ended August 31, 2004

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the six months ended August 31, 2004

In March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company’s common shares at a price of $0.14 per unit.  See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

4.

Securities as at August 31, 2004

See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Consolidated Statements of Shareholders’ Equity

5.

List of directors and officers as at August 31, 2004

Rani Gill, Director & President

Harj Gill, Director & CEO

Jan Karnik, Director

Amarjit S. Mann, Director

Ranjodh S. Sahota, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2004

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the August 31, 2004 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company’s unaudited interim consolidated financial statements for the six-month periods ended August 31, 2004 and August 31, 2003.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide spectrum of safety and daily living items. These also will include disposable medical products such as medicated swabs.  In addition to product offerings, the company has entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems.  The company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the U.S.  In order to achieve these goals, the company is attempting to complete financing previously announced and negotiate additional financing.  The company trades on the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Net sales for the three months ended August 31, 2004 increased by $301,777 or 23.7% to $1,573,457 compared to the same period a year ago. Year to date net sales increased by $1,003,017 or 39.6% to $3,533,972 compared to the same period last year with the addition of new products and higher scooter sales.  Gross profit as a percentage of net sales for the three and six months ended August 31, 2004 was 38% and 41%, respectively, compared to 35% and 37% in the same periods a year ago.  The current year-to-date margins are higher due to the change in the mix of products sold and the increase in value of the Canadian dollar.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2004

Results of Operations (continued)

Summary of Quarterly Results

Quarter	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
Ended	2004	2004	2004	2003	2003	2003	2003	2002

Sales
(in $'000)	$1,573.5	$1,960.5	$ 825.2	$1,038.7	$1,271.7	$1,259.3	$ 368.5	$ 707.3

Earnings
before taxes
(in $'000)	$ 41.5	$ 375.0	$ (143.5)	$ 98.3	$ 92.2	$ 208.7	$ (266.2)	$ (65.4)

EPS	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)

Fully diluted
EPS	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)

Sales for the reporting period ended August 31, 2004 consisted of scooters, scooter accessories, daily living aids, cushions, disposables, and IER monitoring services.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  As at August 31, 2004, 85% of total company sales were comprised of scooters and scooter accessories.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.

Selling expenses as a percentage of net sales for both the three and six months ended August 31, 2004 was 14% and 13%, respectively, compared to 12% and 10% in the same periods last year.  The overall dollar amount increased by $59,836 for the quarter and $180,850 for the year to date compared to the same periods a year ago.  Year to date advertising, and delivery costs account for 41% of the increase and salaries costs alone account for 54% of the increase.  The increased salaries costs are a result of additional staff required for the sale of products and IER monitoring services.  The year-to-date increase in freight costs are directly related to higher volume of sales.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2004

Results of Operations (continued)

General and administrative costs as a percentage of net sales for the three and six months ended August 31, 2004 were 22% and 16%, respectively, compared to 16% and 15% in the same periods a year ago.  The overall dollar amount increased by $145,729 for the quarter and $203,290 for the year to date compared to the same periods a year ago.  Bad debts expense increased by $27,679 for the year to date due to a write-off of accounts deemed uncollectible.  Office and supplies costs increased by $22,840 year to date due to the switch to a new computer software program, computer support costs, and donations.  Salaries and consulting costs increased by $72,736 for the year to date due to the approval of management contracts for the President and CEO in May 2004.  Public company related costs of public relations, transfer agent and regulatory and travel costs increased by $60,857 for the six months ended August 31, 2004 compared to the same period last year as the company focuses its efforts in attracting investor interest.

Earnings before income taxes decreased by $50,749 for the quarter ended August 31, 2004 to $41,491 compared to $92,240 for the same quarter last year.  However, year to date earnings before income taxes increased by $115,558 to $416,462 compared to $300,904 for the same period last year.  The year to date increase is attributable to higher sales with the addition of new products and services and an increase in sales of existing products.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, shareholder advances and funds obtained from the Term debt.  During the six months ended August 31, 2004, shareholders advanced an additional $66,840 to the company. The company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of August 31, 2004, the company was in compliance with all covenant requirements.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.  The Company has requested a legal opinion from its legal counsel and will determine shortly if it is in the interests of the company to pursue legal action for the damage that has occurred.

As at August 31, 2004, total working capital for the Company was $1,154,654 compared to $745,674 as at February 29, 2004, representing an increase of $408,980.  This increase is primarily comprised of an increase in accounts receivable and inventory of $540,268 coupled with an increase in current liabilities of $98,754.  The increase in accounts receivable is a reflection of higher sales during the six months ended August 31, 2004.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2004

Financial Condition (continued)

Year to date operating activities resulted in cash outflows of $25,642 compared to outflows of $422,085 for the same period last year.  This decrease in cash outflows is attributable to changes in working capital accounts and higher earnings.

Year to date cash flows utilized by investing activities were $38,699 compared to $3,027 for the same period in the previous year.  Of this increase, $34,562 is attributable to the first installment payment for the purchase of trademarks and patents relating to the patient monitoring technology license agreement with the University of Connecticut.

Year to date cash flows from financing activities were $64,341 compared to $425,112 for the same period last year.  These cash flows comprised of proceeds from the issuance of common shares and shareholders advances and were offset by the principal repayment of the long-term debt and the repayment of the bank demand loan.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2004

Subsequent Events

The following material events occurred after August 31, 2004 and are not reflected in our financial statements.

On September 16, 2004, the company received a CDN $250,000 loan from the Business Development Bank of Canada.  The loan is to be used for working capital purposes.  It is repayable over five years and bears interest at the bank’s rate plus 7.5%.

B.C. FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2004/08/31
Date of Report:	2004/10/18

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2004/10/18

“Harj Gill”	Harj Gill	2004/10/18

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended August 31, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31 2004

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	August 31 2004	February 29 2004
Current
Receivables	$1,020,915	$623,701
Inventories	1,142,357	999,303
Prepaids	74,047	106,581
	2,237,319	1,729,585
Plant and equipment (Note 4)	45,709	49,580
Intangible assets (Note 5)	101,466	74,001
	$2,384,494	$1,853,166

LIABILITIES
Current
Bank demand loan (Note 6)	$769,115	$779,491
Payables and accruals	202,950	157,425
Current portion of long-term debt (Note 7)	49,400	45,795
Income taxes payable	61,200	1,200
	1,082,665	983,911

Long-Term debt (Note 7)	135,966	161,694
Due to shareholders (Note 8)	509,097	442,257
	1,727,728	1,587,862

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	110,400	75,400
Retained Earnings - Statement 2	546,366	189,904
	656,766	265,304
	$2,384,494	$1,853,166

Commitments (Note12)

Contingencies (Note 15)

Approved on behalf of the Board

“Rani Gill”, Director

“Harj Gill”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2002	43,965,558	$400	$171,612	$172,012
Issue of shares for finder’s fee	1,750,000	-	-	-
Issue of units for cash (Note 9)	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year		-	(237,433)	(237,433)
Balance - February 28, 2003	46,398,891	75,400	(65,821)	9,579
Earnings for the year	-	-	255,725	255,725
Balance - February 29, 2004	46,398,891	75,400	189,904	265,304
Conversion of warrants into common shares (Note 9)	250,000	35,000	-	35,000
Earnings for the period – Statement 3	-	-	356,462	356,462
Balance – August 31, 2004	46,648,891	$110,400	$546,366	$656,766

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Canadian Funds
Unaudited - Prepared by Management

	2004		2003
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Sales	$1,573,457	$3,533,972	$1,271,680	$2,530,955
Cost of Sales	973,243	2,092,052	824,948	1,588,892
Gross Margin	600,214	1,441,920	446,732	942,063

Expenses
Selling
Advertising	22,874	66,573	15,972	22,026
Communication	10,424	18,163	5,323	15,194
Freight and delivery	37,339	74,186	30,929	43,828
Salaries and benefits	120,823	234,447	73,398	137,688
Stationery and supplies	5,385	7,276	7,284	9,791
Travel	18,778	44,598	22,881	35,866
	215,623	445,243	155,787	264,393
General
Bad debts	44,402	44,402	16,723	16,723
Depreciation and amortization	8,807	20,105	12,209	18,547
Insurance	15,347	25,684	9,596	20,819
Interest and bank charges	37,230	75,669	39,093	70,463
Occupancy	37,086	77,759	35,018	74,333
Office and supplies	17,854	36,490	7,947	13,650
Professional fees	26,234	36,959	14,595	32,836
Public relations	24,028	39,778	2,400	2,400
Salaries and consulting	106,937	190,360	52,238	117,624
Transfer agent and regulatory	16,386	19,445	5,981	7,145
Travel	8,789	13,564	1,571	2,385
	343,100	580,215	197,371	376,925
	558,723	1,025,458	353,158	641,318

Earnings before other income (expense) and income taxes	41,491	416,462	93,574	300,745
Other income (expenses)	-	-	(1,334)	159
Earnings before income taxes	41,491	416,462	92,240	300,904
Income taxes	(20,000)	(60,000)	-	-
Earnings for the Period	$21,491	$356,462	$92,240	$300,904

Earnings per Share - Basic and Diluted	$0.001	$0.001	$0.001	$0.001

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2004		2003
Cash Resources Provided By (Used In)	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Operating Activities
Net earnings	$21,491	$356,462	$92,240	$300,904
Amortization of plant and equipment	8,807	20,105	12,209	18,547
Gain on sale of assets	-	-	-	(1,424)
Changes in non-cash operating working capital (Note 10)	124,551	(402,209)	(397,797)	(740,112)
	154,849	(25,642)	(293,348)	(422,085)

Investing Activities
Acquisition of capital assets	(733)	(4,137)	-	(20,045)
Proceeds from sale of asset	-	-	-	17,018
Acquisition of other assets	(32,647)	(34,562)	-	-
	(33,380)	(38,699)	-	(3,027)

Financing Activities
Bank demand loan (repayment)	(172,125)	(10,376)	55,604	204,431
Repayment of term debt	(11,184)	(22,123)	(9,618)	(19,181)
Units issued for cash	-	35,000	-	-
Financing costs	(5,000)	(5,000)	(12,500)	(20,000)
Advances from shareholders	66,840	66,840	259,862	259,862
	(121,469)	64,341	293,348	425,112

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$28,882	$57,224	$26,482	$46,786

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 29, 2004.

3.

Acquisition

IER Systems

During the previous fiscal year, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$20,000

Plant and equipment	7,000
Intellectual property	3,000

Total	$30,000

These are included in the assets of the company as at February 29, 2004 and August 31, 2004.  The purchase price of these assets was $30,000 in cash and $40,000 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

4.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	31 August 2004 Net Book Value	29 February 2004 Net Book Value
Automobile	$15,867	$4,403	$11,464	$13,487
Office furniture and equipment	40,777	30,414	10,363	11,514
Warehouse equipment	21,150	18,431	2,719	3,199
Computer hardware and software	70,988	49,825	21,163	21,380
	$148,782	$103,073	$45,709	$49,580

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 August 2004 Net Book Value	29 February 2004 Net Book Value
Distribution rights	$50,000	$20,000	$30,000	$35,000
Trademarks and patents	52,520	7,962	44,558	12,191
Financing costs	35,000	24,084	10,916	10,666
Intellectual property	3,042	152	2,890	3,042
Product development costs	13,102	-	13,102	13,102
	$153,664	$52,198	$101,466	$74,001

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

7. Long term debt	August 31, 2004	February 29, 2004
Long term debt	$185,366	$207,489
Less current portion	49,400	45,795

	135,966	$161,694

Long term debt consists of a 60-month loan, maturing November 2007, bearing interest at prime plus 10.5%, repayable in blended monthly payments of $6,159.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2005	$49,400
2006	57,341
2007	66,559
2008	12,066

$185,366

8.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

9.

Share Capital

a)

The authorized share capital as at August 31, 2004 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

9.

Share Capital (continued)

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $50,000 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002.

During March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company's common shares at a price of $0.14 per unit.

b)

As at 31 August 2004, the following share options were outstanding:

Number	Exercise Price	Expire Date
2,130,000	$ 0.25	27 January 2008

On January 27, 2003, the company granted 2,130,000 incentive stock options to directors, officer and employees of the company at an exercise price of $0.25 per share expiring 27 January 2008.

c)

As at August 31, 2004, there were 24,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To August 31, 2004, 6,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

d)

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000 or greater.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

e)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.10 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

10.

Changes in non-cash operating working capital

	2004		2003
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August

Receivables	$327,617	$(397,214)	$44,520	$(329,860)
Inventories	(247,038)	(143,054)	(188,625)	(70,550)
Prepaids	14,214	32,534	(3,609)	1,992
Payables and accruals	9,758	45,525	(250,083)	(341,694)
Income taxes	20,000	60,000	-	-

	$124,551	$(402,209)	$(397,797)	$(740,112)

11.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$85,792
2006	74,788
2007	74,788
2008	43,624

$278,992

12.

Commitments

a)

On October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $5,000,000 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange, and the BC Securities Commission.

b)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at August 31, 2004, the acquisition and the financing have not been closed.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

12.

Commitments (continued)

c)

On May 8, 2003, the company entered into a one-year agreement with an Investor Relations firm to provide investor relation services for approximately $1,250 per month.  On March 9, 2004, the company retained the additional services of the firm to provide the company with a Broker Investor Relations Program for an additional $4,000 per month, plus the option to purchase 400,000 shares of the company in equal quarterly increments over the next 12 months.  This agreement was cancelled effective October 1, 2004.

d)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the filed of implantable sensors related to patient monitoring.  The total costs of US$125,000 for these patented technologies are payable over 5 years.

e)

On June 7, 2004, the company retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  The company can terminate these services with 30-day notice.

f)

As at August 31, 2004, the company has outstanding letters of credit for inventory in the amount of $268,302 ($84,418 - 29 February 2004).

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2004
Canadian Funds
Unaudited - Prepared by Management

13.

Financial Instruments and Risk Management (continued)

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

14.

Economic dependence

Approximately 85% (29 February 2004 - 86%) of sales are from products provided by the company's largest supplier.

15.

Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in these financial statements.

16.

Subsequent Events

On September 16, 2004 the company received a CDN $250,000 loan from the Business Development Bank of Canada.  The loan is to be used for working capital purposes.  It is repayable over five years and bears interest at the bank’s rate plus 7.5%.

1360 Cliveden Avenue

Delta, BC, V3M 6K2

October 18, 2004

To:

All Applicable Commission & Exchanges

Dear Sirs:

Subject:

AMS Homecare Inc.

We confirm that the following material was sent by pre-paid mail to the registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

•

Form 51-901F Quarterly Report Schedule A for the quarter ended August 31, 2004

•

Form 51-901F Quarterly Report Schedules B&C for the quarter ended August 31, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours Truly,

“Rani Gill”

Rani Gill

President

Bare Certificates

I, Rani Gill, President and Chief Financial Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending August 31, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

October 18, 2004

“Rani Gill”

President and Chief Financial Officer

Bare Certificates

I, Harj Gill, Director and Chief Executive Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending August 31, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

October 18, 2004

“Harj Gill”

Director and Chief Executive Officer